                                                               December 20, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:  Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and Health Care Services

            RE: TEFRON LTD.
            FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
            FILED JULY 13, 2010
            FILE NO. 1-14680

Dear Sir/Madame:

On behalf of Tefron Ltd., the undersigned requests additional time to respond to the SEC comment letter, dated November 8, 2010. Tefron Ltd. intends to submit its response by December 24, 2010.

Thank you.

                                        Very truly yours,

                                        /s/ Perry Wildes, Adv.

cc:    Eran Rotem, Chief Financial Officer